UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-39600

DIGINEX LIMITED

(Translation of registrant’s name into English)

Suites 1206-1209, Level 12

Three Pacific Place

1 Queen’s Road East

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

DIGINEX LIMITED (the “Company”) will hold its Annual General Meeting of Shareholders (the “Annual General Meeting”) on September 29, 2021 (Wednesday) at 8:00 P.M. (Singapore Time) / 8:00 A.M. (Eastern Time). In connection with the Annual General Meeting, the Company will, on or about August 30, 2021, distribute to its shareholders of record and beneficial shareholders as of the record date of August 2, 2021: (i) a Proxy Statement, dated August 27, 2021 (the “Proxy Statement”); (ii) a Notice of Annual General Meeting of Shareholders, dated August 27, 2021; and (iii) the 2021 Annual Report comprising the Directors’ Statement and the Singapore Statutory Financial Statements for the financial year ended March 31, 2021 (each of the foregoing as attached hereto as Exhibit 99.1, 99.2 and 99.3, respectively). The Company has also made available a Proxy Card, attached as Exhibit 99.4 to this Report on Form 6-K, which is to be completed according to the instructions set forth in the Proxy Statement; holders of the Company’s shares should review the instructions set forth in the Proxy Statement in order to exercise their voting rights with respect to their shares in the Company at the Annual General Meeting.

EXHIBIT INDEX

99.1	Proxy Statement, dated as of August 27, 2021

99.2	Notice of Annual General Meeting of Shareholders, dated as of August 27, 2021

99.3	Annual Report comprising the Directors’ Statement for the Company and the Singapore Statutory Consolidated Audited Financial Statements of the Company for the financial year ended March 31, 2021

99.4	Proxy Card for the Company

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: August 27, 2021	By:	/s/ Richard Anthony Byworth
	Name:	Richard Anthony Byworth
	Title:	Director and Chief Executive Officer

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